Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor’s Petro-CanadaTM extends Team Canada Olympic and Paralympic partnerships through 2032

•	Partnerships with Canadian Olympic Committee and Canadian Paralympic Committee extended for the next four Games

•	FACE™ program has supported more than 3,500 athletes and coaches with $14 million

•	Petro-Canada’s 2024 Olympic and Paralympic Games campaign launches

Calgary, Alberta (July 16, 2024) – Petro-Canada, a Suncor Energy (TSX: SU) (NYSE: SU) business, is extending its longstanding partnerships with the Canadian Olympic Committee and the Canadian Paralympic Committee, which will ensure ongoing support of Canadian athletes, coaches and athletes’ families for another eight years. The support continues Petro-Canada’s recognition as a National Partner of the Canadian Olympic Committee and Official Partner of the Canadian Paralympic Committee.

“Our motto Live by the Leaf extends to supporting those who wear the maple leaf, which is why we’re thrilled to carry on Petro-Canada’s longstanding partnership with the Canadian Olympic Committee and the Canadian Paralympic Committee,” says Dave Oldreive, Suncor’s Executive Vice President – Downstream. “As we prepare to join fans in cheering on Team Canada in Paris, we’re equally excited about the future of Canadian sport and the role we play in the development of athletes through the Petro-Canada FACE program.”

Each year, 55 up-and-coming athletes and their coaches receive a $10,000 Fuelling Athlete and Coaching Excellence (FACE) program, grant. Grants are awarded to athletes when they need it the most – when they are striving to represent Canada at the Paralympic or Olympic Games but don’t yet qualify for government funding, with $5,000 going directly to the athlete and $5,000 to the athlete’s coach. The grants are typically used for training, equipment, coach education and travel expenses for competitions. The program was developed in 1988 and has supported more than 3,500 athletes and coaches and provided $14 million in funding facilitated by their sport partners. The 2024 FACE class will be announced in August.

The renewed sponsorship agreement extends the partnerships between Petro-Canada and Team Canada through to the end of 2032, supporting upcoming Games in Milano Cortina 2026, Los Angeles 2028, Winter 2030 and Brisbane 2032.

“Petro-Canada has been a dedicated supporter of Team Canada for almost four decades, and we’re thrilled that they have committed to another eight years,” says David Shoemaker, Chief Executive Officer and Secretary General of the Canadian Olympic Committee. “Through programs like FACE, the impact Petro-Canada has had on Canadian athletes and the overall success of Team Canada is immeasurable. We’re so glad to have Petro-Canada as part of the team heading into Paris 2024 and many years beyond.”

The Paris 2024 Olympic Games run from July 26 to August 11 followed by the Paris 2024 Paralympic Games from August 28 to September 8

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

“Petro-Canada is a valued longtime partner, and we are so pleased to be extending our relationship,” says Karen O’Neill, Chief Executive Officer, Canadian Paralympic Committee. “Petro-Canada and its leadership have shown a deep commitment to Canadian Paralympic sport and athletes, whether it’s through FACE grants, ParaTough Cup, our Family and Friends program, or other initiatives. Thank you to Petro-Canada for their support in showcasing the power of inclusion in sport, and we look forward to continuing our work together for many years to come.”

Petro-Canada Campaign launch

Today also marks the launch of Petro-Canada’s 2024 Olympic and Paralympic Games campaign which will celebrate cheering fans across the country. The campaign will feature Canadians who send in their best cheer on Instagram and TikTok using the hashtag #LetsGoWithPetro for a chance to win prizes including a trip for two to the 2026 Olympic Winter Games in Milano Cortina, Italy.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

The Canadian Olympic Committee believes sport has the power to transform Canada. Through the Team Canada Impact Agenda and together with our partners, the COC is committed to making sport safe, inclusive and barrier-free so more young people can play and stay in sport. Learn more at olympic.ca.

The Canadian Paralympic Committee is a non-profit, private organization in partnership with 27 member sport organizations, dedicated to the power and impact of Paralympic sport. Holding a vision of an inclusive world realized through Paralympic sport, its mission is to deliver the best-prepared teams for Games excellence while modeling and promoting disability inclusion and accessibility. Championing the stories and successes of high-performance athletes with disabilities, the Canadian Paralympic Committee inspires Canadians to embrace inclusivity and actively engage in sports. For more insights, visit paralympic.ca.

For more information about Suncor, visit our web site at suncor.com

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